SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 16, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated June 16, 2016: Nokia expects to cross 95% ownership thresholds in Alcatel- Lucent and announces intention to file a public buy-out offer in cash for the remaining Alcatel-Lucent securities followed by a squeeze-out

Nokia expects to cross 95% ownership thresholds in Alcatel-Lucent and announces intention to file a public buy-out offer in cash for the remaining Alcatel-Lucent securities followed by a squeeze-out

Nokia Corporation

Stock Exchange Release
June 16, 2016 at 08:00 (CET +1)

Nokia expects to cross 95% ownership thresholds in Alcatel-Lucent and announces intention to file a public buy-out offer in cash for the remaining Alcatel-Lucent securities followed by a squeeze-out

Espoo, Finland — Nokia announced today that it has agreed to acquire 24,392,270 Alcatel- Lucent shares, 9,614,661 Alcatel-Lucent bonds convertible into new or exchangeable for existing Alcatel-Lucent shares due on January 30, 2019 (the “2019 OCEANEs”) and 2,290,001 Alcatel-Lucent bonds convertible into new or exchangeable for existing Alcatel-Lucent shares due on January 30, 2020 (the “2020 OCEANEs”, and together with the 2019 OCEANEs, the “OCEANEs”). Nokia has agreed to acquire the Alcatel-Lucent shares and OCEANEs through privately negotiated transactions in consideration for an aggregate cash payment of EUR 85,372,945 for the Alcatel-Lucent shares (corresponding to a unit price of EUR 3.50 per share) and EUR 53,667,125.61 for the OCEANEs (corresponding to a unit price of EUR 4.51 per 2019 OCEANE and EUR 4.50 per 2020 OCEANE). All of these transactions are expected to have settled on or around June 17, 2016.

Following these transactions, Nokia will own 95.33% of the share capital and 95.26% of the voting rights of Alcatel-Lucent, corresponding to 95.16% of the Alcatel-Lucent shares on a fully diluted basis.

Nokia intends to file with the French financial market authority (the “AMF”) a public buy-out offer in cash of the remaining Alcatel-Lucent shares and OCEANEs during the third quarter of 2016, which will be followed by a squeeze-out in cash (the “Offer”), in accordance with the General Regulation of the AMF. The Offer will be subject to the review and clearance of the AMF.

The Offer price will be determined by Nokia after the publication of Alcatel-Lucent’s second quarter 2016 financial results which is expected to occur on August 4, 2016 and following the valuation work of the presenting bank appointed by Nokia in connection with the Offer, Société Générale, in accordance with applicable rules and regulations. The valuation is expected to be based on a multicriteria approach reflecting, among other things, Alcatel-Lucent’s latest business plan and the price paid by Nokia in cash acquisitions of EUR 3.50 per Alcatel-Lucent share, EUR 4.51 per 2019 OCEANE and EUR 4.50 per 2020 OCEANE. The Offer price will also be subject to the assessment of the independent expert appointed by Alcatel-Lucent’s board of directors in accordance with Article 261-1 of the AMF General Regulation. The independent expert is also expected to issue a fairness opinion regarding the proposed Offer price.

A stock exchange release will be published in due course to inform the market of the precise Offer price.

About Nokia
Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries:
Nokia
Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

Microsite details
Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s and Alcatel Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “intend”, “will”, “expect”, and similar expressions. These forward-looking statements include statements relating to: the expected filing and the filing date of the Offer with the AMF; the process for determining the price of the Offer; the expected valuation methodology and the review of the price of the Offer by Alcatel Lucent’s independent expert. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the contents of Alcatel Lucent’s business plan; Alcatel Lucent’s second quarter financial results; review of the Offer by the AMF; the assessment of the price of the Offer by the Alcatel Lucent’s independent expert; and the impact on Nokia of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on

Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the proposed public buy-out offer followed by a squeeze-out announced by Nokia for all of the ordinary shares and OCEANE convertible bonds of Alcatel Lucent. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares or OCEANE convertible bonds of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or Form CB; the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed with the SEC, or Nokia and ALU’s draft joint offer document (projet de note d’information conjointe) to be filed with the Autorité des marchés financiers (the “AMF”) (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Offer Documents”). The proposed public buy-out offer followed by a squeeze-out is being made only through the Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT MAY FILE WITH THE SEC OR AMF WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED PUBLIC BUY-OUT OFFER FOLLOWED BY A SQUEEZE-OUT.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Nokia and ALU’s draft joint offer document (project de note d’information conjointe) which will contain detailed information with regard to the proposed public buy-out offer followed by a squeeze-out, will be available on the websites of the AMF

(www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com) at the time of filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal